SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A.

CT-002/2006-DF	Rio de Janeiro, April 19, 2006.

São Paulo Stock Exchange - Bovespa

Ref.: GEA/SRE 817/06

Attn.: Jorge Antonio Tambucci

Dear Sir,

Please find below the transcript of the referred question, as well as the respective response:

TIM PARTICIPAÇÕES S.A.
Mr. Paulo Roberto Cruz Cozza
Investor Relations Officer

Dear Sirs,

Considering the end, on April 19, 2006, of the period for this Company’s common shareholders to express their disagreement in relation to the incorporation of all the shares issued by Tim Celular S.A., approved by the Extraordinary Shareholders’ Meeting held on March 16, 2006, we request you to inform us if the company will reconsider or ratify the transaction, as permitted by article 137, paragraph 3, of Law 6,404/76, amended by Law 10,303/2001.

Yours faithfully,

(originally signed by)
Mr. Jorge Antonio Tambucci
Company Relations Supervisor
São Paulo Stock Exchange
Phone:(11) 3233-2207

TIM Participações S.A.	Fone: 021 4009-3751	Fax: 021 4009-4690
Av. Das Américas, 3434	Rio de Janeiro –RJ - Brasil	CEP:22640-102

TIM Participações S.A.

To the São Paulo Stock Exchange - Bovespa

After the end of the period to exercise the withdrawal rights related to the incorporation of TIM Celular S.A.’s shares by TIM Participações S.A. and, considering there were no requests for refunds, we announce that the Company does not intend to make use the option granted in article 137, paragraph 3, of Law 6,404/76, amended by Law 10,303/2001. Therefore, no proposal for reconsideration will be submitted to the Company’s shareholders and the aforementioned incorporation will be carried out pursuant to the terms approved by the Extraordinary Shareholders’ Meeting held on March 16, 2006.

Please feel free to contact us should you need any further clarifications.

Yours faithfully,

Mr. Paulo Roberto Cruz Cozza
Investor Relations Officer
TIM Participações S.A.

TIM Participações S.A.	Fone: 021 4009-3751	Fax: 021 4009-4690
Av. Das Américas, 3434	Rio de Janeiro –RJ - Brasil	CEP:22640-102

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 20, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer